1875 K Street N.W.

Washington, DC 20006-1238

Tel: 202 303 1000

Fax: 202 303 2000

June 4, 2020

VIA EDGAR

Ms. Christina DiAngelo Fettig

Mr. David Manion

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:      iShares Trust (the "Trust" or "Registrant") (Securities Act File No. 333-92935 and Investment Company Act File No. 811-09729)

Dear Ms. Fettig and Mr. Manion:

This letter responds to your comments with respect to certain of the Trust's annual reports and post- effective amendments to its registration statement, each of which were filed by the Trust on behalf of the series listed on Appendix A (each, a "Fund," and together, the "Funds"). The comments were provided by the SEC staff (the "Staff") in a telephone conversation on April 20, 2020. For your convenience, the Staff's comments are summarized below and each comment is followed by the Trust's response. Capitalized terms have the meanings assigned in each Fund's prospectus unless otherwise defined in this letter. The following responses apply to each Fund unless stated otherwise.

Comment 1: Please confirm that the accounting treatment for to-be-announced ("TBA") mortgage transactions is in accordance with ASC 860.

Response: FASB ASC 860, Transfers and Servicing establishes the criteria when an entity can account for a TBA transaction as a i) financing transaction or ii) a sale and a purchase (i.e. whether they must be reported as two separate transactions.) These criteria are based partly on whether the entity has maintained effective control over the transferred financial assets.

TBAs are outside the scope of ASC 860 because those transactions do not arise in connection with a transfer of recognized financial assets. Therefore, the criteria related to "maintaining control over financial assets" are not met. BlackRock's policy is to account for such TBA transactions, whereby a TBA purchase or sale commitment is rolled with another TBA, as purchases and sales since TBAs are deemed to be securities that do not yet exist.

Comment 2: Certain Funds may engage in TBA transactions up to a certain percentage of a Fund's net assets (25% for iShares Edge U.S. Fixed Income Balanced Risk ETF, for example). In the

Statement of Assets and Liabilities for the relevant Funds, please break out the aggregate payables and/or receivables with respect to TBA transactions in a separate line item or note.

Response: For relevant Funds, the Statement of Assets and Liabilities will include a separate line item regarding a Fund's aggregate payables and/or receivables with respect to TBA transactions in future periods.

Comment 3: For fixed income ETFs, there appear to be industry or sector concentrations. Please consider adding industry or sector concentration tables in addition to the existing Portfolio Information tables based on, for example, credit quality and country.

Response: Form N-1A and N-2 instructions require one or more tables, charts, or graphs depicting the portfolio holdings of a Fund by reasonably identifiable categories (e.g., type of security, industry sector, geographic regions, credit quality, or maturity) showing the percentage of net asset value or total investments attributable to each category. For fixed income ETFs, the information provide is based upon credit quality because credit quality is generally the manner that clearly depicts the types of investments made by a Fund.

Information concerning an industry or sector concentration of a fixed income ETF can be located in the Fund's Schedule of Investments which discloses a Fund's investments, industry or sector concentration, and percentage of net assets.

Comment 4: Please refile the Form N-CEN for the period ending March 31, 2019 (filed June 13, 2019) with the required exhibits regarding the independent public accountant's reports on internal control and legal proceedings.

Response: The Registrant confirms that its June 13, 2019 N-CEN filing was amended to include the required exhibits and was refiled on May 8, 2020.

Comment 5: In Column F of the Affiliates table, certain Funds report the holding of affiliated positions on the basis of the number of Affiliates' shares held rather than the dollar amount for the relevant date. (See Article 12-14 of Regulation S-X, footnote 1) For future filings, please report information in the Affiliates table based on the value of such shares at the close of each relevant period, including gross additions and subtractions.

Response: The Registrant confirms information in the Affiliates table will be reported based upon dollar amounts and/or value of shares at the close of each relevant period.

Comment 6: Certain Funds disclose information, including dollar amounts, regarding related party transactions (i.e., effected pursuant to Rule 17a-7 under the Investment Company Act of 1940, as amended). Please consider disclosing the aggregate gain or loss attributable to such transactions. See AICPA Investment Companies Expert Panel Minutes (Jan. 13, 2011)

Response: Beginning with the August 31, 2019 reporting period, the Funds' financial statements included aggregate gain or loss attributable to related party transactions pursuant to Rule 17a-7 under the Investment Company Act of 1940.

Comment 7: For iShares Currency Hedged JPX-Nikkei 400 ETF, the portfolio holdings tables required by Item 27(d)(2) of Form N-1A do not include information regarding the Fund's derivatives positions. (See Shareholder Reports and Quarterly Portfolio Disclosure of Registered Management Investment Companies, 33-8393, 34-49333, IC-26372, 69 Fed. Reg. 11,243 (May 9, 2004)) Please revise the tables to reflect the forward foreign currency exchange contracts entered into by the Fund.

Response: The Fund will revise the tables to reflect the forward foreign currency exchange contracts in future periods.

Comment 8: For S&P Small-Cap 600 Value ETF, please disclose the frequency of payments under the Fund's total return swaps. (See Article 12-13C of Regulation S-X, footnote 3) Please also clarify whether the Fund is making payments to or receiving payments from the reference entities. Finally, please disclose any upfront payments or receipts.

Response: The Fund financial statements will include the payment frequency in future periods. Any upfront payments or receipts, or that absences thereof, are disclosed in the Premiums Paid or Premiums Received columns of the table called Balances Reported in the Statements of Assets and Liabilities for Total Return Swaps.

The underlying reference entities in the total return swaps are designed to function similar to a portfolio of direct investments in long and short equity positions. If the total return of the instruments of underlying the total return swap exceeds or falls short of the offsetting fixed or floating interest rate obligation, the Fund receives payment from or makes a payment to the counterparty, respectively. The Fund will disclose in future periods whether it is receiving or making payments to the swap counterparty, based upon the swap underlying reference entity(s).

Comment 9: For Funds with Level 3 securities that prepare a Summary Schedule of Investments, the Level 3 securities are grouped in the "Other" category without additional clarification. (See Article 12-12B of Regulation S-X, footnote 12) Please consider enhancing the note in Form N- CSR regarding other securities as follows: "Other securities are those securities, which individually, are not one of the 50 largest unaffiliated issuers and which represent less than one percent of the net assets of the Fund as of March 31, 2019. Other securities may include securities on loan and non-income earning securities and/or securities the value of which was determined using significant unobservable inputs." (See e.g., iShares S&P Small-Cap 600 Value ETF)

Response: The Fund financial statements will update the note to make reference to significant unobservable inputs in future periods.

Comment 10: iShares Micro-Cap ETF invests in issuers in which the Fund's position is great than the average daily trading volume for an issuer's security. Given this liquidity profile, please describe how the Fund assesses the liquidity of these investments.

Response: The Trust has adopted a liquidity risk management program under Rule 22e-4 ("Liquidity Program"). With respect to the iShares Micro-Cap ETF, the liquidity risk program administrator evaluates liquidity based on a number of factors, including the average daily trading volume of the issuer's security. Under the Liquidity Program, BlackRock Fund Advisors assesses, manages, and periodically reviews each Fund's liquidity risk and classifies each investment held by a Fund as a "highly liquid investment," "moderately liquid investment," "less liquid investment" or "illiquid investment." The Liquidity Rule defines "liquidity risk" as the risk that a Fund could not meet requests to redeem shares issued by a Fund without significant dilution of the remaining investors' interest in a Fund. The liquidity of a Fund's portfolio investments is determined based on relevant market, trading and investment-specific considerations under the Liquidity Program, including, but not limited to average daily trading volume of the relevant security. As such, other objective factors will factor into a security's liquidity assessment.

Comment 11: iShares Russell 2500 ETF has a significant investment in iShares Russell 2000 ETF, its Underlying Fund. (See Dear CFO Item 1997-02 (Nov. 7, 1997, modified Nov. 22, 2019)) In the Fund's financial statements, please provide instructions for obtaining a copy of the Underlying Fund's financial statements. (See, e.g., iShares Currency Hedged JPX-Nikkei 400 ETF)

Response: The Fund financial statements will provide instructions for obtaining a copy of the Underlying Fund's financial statements, when a significant portion of the Fund's assets are invested in the Underlying Fund, in future periods.

Comment 12: iShares International Preferred Stock ETF holds a substantial amount of fixed-to- floating rate securities. Please add to the Fund's prospectus risk disclosure regarding fixed-to- floating rate securities, such as the disclosure in the prospectus for iShares Preferred and Income Securities ETF.

Response: The holdings of the Fund will be reviewed in the next annual update and a determination will be made as to placement of this risk disclosure.

Comment 13: For each of iShares International Preferred Stock ETF and iShares Preferred and Income Securities ETF, certain securities listed in the Schedule of Investments were "issued at a fixed coupon rate, which converts to a variable rate at a specified date." Please provide additional information regarding the fixed coupon rates, including the current rates and the dates through which such rates will remain effective. Please also provide a description of variable rates once they take effect.

Response: Within the Schedule of Investments, the interest rate shown for each security marked "security is issued at a fixed coupon rate, which converts to a variable rate at a specified date" is the fixed rate as of the financial statement date. The Registrant will consider including the dates through which such rates will remain effective and a description of variable rates once they take effect.

Comment 14: The prospectus and website for iShares Emerging Markets Infrastructure ETF indicate that the Fund's Underlying Index includes companies from the energy, transportation and utilities industries or sectors. The Fund's annual report, however, lists the top industries or sectors as energy, industrials and utilities. Consider updating the annual report to reflect the same industries or sectors as the Fund's prospectus and website.

Response: The Fund respectfully notes that its annual report reflects the first level of The Global Industry Classification Standard (GICS) classifications (i.e., energy, industrials and utilities) and the prospectus and website show the second level of GICS (i.e., energy, transportation and utilities). The Fund will review this internally.

****

If you have any questions or need further information, please call me at (202) 303-1124.

Sincerely,

/s/Benjamin J. Haskin_

Benjamin J. Haskin

cc:D. Damre

M.Rolland

N.Cordell

N.Persaud

A.Attawar

J.Tincher

APPENDIX A

Registrant	Fund Name	Fiscal Year End
iShares Trust	iShares Asia 50 ETF	3/31/2019
iShares Trust	iShares Core S&P 500 ETF	3/31/2019
iShares Trust	iShares Core S&P Mid-Cap ETF	3/31/2019
iShares Trust	iShares Core S&P Small-Cap ETF	3/31/2019
iShares Trust	iShares Core S&P Total U.S. Stock Market ETF	3/31/2019
iShares Trust	iShares Core S&P U.S. Growth ETF	3/31/2019
iShares Trust	iShares Core S&P U.S. Value ETF	3/31/2019
iShares Trust	iShares Currency Hedged JPX-Nikkei 400 ETF	3/31/2019
iShares Trust	iShares Emerging Markets Infrastructure ETF	3/31/2019
iShares Trust	iShares Europe ETF	3/31/2019
iShares Trust	iShares Expanded Tech Sector ETF	3/31/2019
iShares Trust	iShares Expanded Tech-Software Sector ETF	3/31/2019
iShares Trust	iShares Global 100 ETF	3/31/2019
iShares Trust	iShares Global Clean Energy ETF	3/31/2019
iShares Trust	iShares Global Comm Services ETF	3/31/2019
iShares Trust	iShares Global Consumer Discretionary ETF	3/31/2019
iShares Trust	iShares Global Consumer Staples ETF	3/31/2019
iShares Trust	iShares Global Energy ETF	3/31/2019
iShares Trust	iShares Global Financials ETF	3/31/2019
iShares Trust	iShares Global Healthcare ETF	3/31/2019
iShares Trust	iShares Global Industrials ETF	3/31/2019
iShares Trust	iShares Global Infrastructure ETF	3/31/2019
iShares Trust	iShares Global Materials ETF	3/31/2019
iShares Trust	iShares Global Tech ETF	3/31/2019
iShares Trust	iShares Global Timber & Forestry ETF	3/31/2019
iShares Trust	iShares Global Utilities ETF	3/31/2019
iShares Trust	iShares iBonds Sep 2020 Term Muni Bond ETF	3/31/2019
iShares Trust	iShares India 50 ETF	3/31/2019
iShares Trust	iShares International Developed Property ETF	3/31/2019
iShares Trust	iShares International Dividend Growth ETF	3/31/2019
iShares Trust	iShares International Preferred Stock ETF	3/31/2019
iShares Trust	iShares JPX-Nikkei 400 ETF	3/31/2019
iShares Trust	iShares Latin America ETF	3/31/2019
iShares Trust	iShares Micro-Cap ETF	3/31/2019
iShares Trust	iShares Nasdaq Biotechnology ETF	3/31/2019
iShares Trust	iShares North American Natural Resources ETF	3/31/2019
iShares Trust	iShares North American Tech-Multimedia Networking ETF	3/31/2019
iShares Trust	iShares PHLX Semiconductor ETF	3/31/2019
A-1

iShares Trust	iShares Preferred and Income Securities ETF	3/31/2019
iShares Trust	iShares Russell 1000 ETF	3/31/2019
iShares Trust	iShares Russell 1000 Pure U.S. Revenue ETF	3/31/2019
iShares Trust	iShares Russell 1000 Growth ETF	3/31/2019
iShares Trust	iShares Russell 1000 Value ETF	3/31/2019
iShares Trust	iShares Russell 2000 ETF	3/31/2019
iShares Trust	iShares Russell 2000 Growth ETF	3/31/2019
iShares Trust	iShares Russell 2000 Value ETF	3/31/2019
iShares Trust	iShares Russell 2500 ETF	3/31/2019
iShares Trust	iShares Russell 3000 ETF	3/31/2019
iShares Trust	iShares Russell Mid-Cap ETF	3/31/2019
iShares Trust	iShares Russell Mid-Cap Growth ETF	3/31/2019
iShares Trust	iShares Russell Mid-Cap Value ETF	3/31/2019
iShares Trust	iShares Russell Top 200 ETF	3/31/2019
iShares Trust	iShares Russell Top 200 Growth ETF	3/31/2019
iShares Trust	iShares Russell Top 200 Value ETF	3/31/2019
iShares Trust	iShares S&P 100 ETF	3/31/2019
iShares Trust	iShares S&P 500 Growth ETF	3/31/2019
iShares Trust	iShares S&P 500 Value ETF	3/31/2019
iShares Trust	iShares S&P Mid-Cap 400 Growth ETF	3/31/2019
iShares Trust	iShares S&P Mid-Cap 400 Value ETF	3/31/2019
iShares Trust	iShares S&P Small-Cap 600 Growth ETF	3/31/2019
iShares Trust	iShares S&P Small-Cap 600 Value ETF	3/31/2019
iShares Trust	iShares ACWI ETF	7/31/2019
iShares Trust	iShares China Large-Cap ETF	7/31/2019
iShares Trust	iShares Core Aggressive Allocation ETF	7/31/2019
iShares Trust	iShares Core Conservative Allocation ETF	7/31/2019
iShares Trust	iShares Core Growth Allocation ETF	7/31/2019
iShares Trust	iShares Core Moderate Allocation ETF	7/31/2019
iShares Trust	iShares Core MSCI EAFE ETF	7/31/2019
iShares Trust	iShares Core MSCI Europe ETF	7/31/2019
iShares Trust	iShares Core MSCI International Developed Markets ETF	7/31/2019
iShares Trust	iShares Core MSCI Pacific ETF	7/31/2019
iShares Trust	iShares Core MSCI Total International Stock ETF	7/31/2019
iShares Trust	iShares Edge MSCI Intl Momentum Factor ETF	7/31/2019
iShares Trust	iShares Edge MSCI Intl Quality Factor ETF	7/31/2019
iShares Trust	iShares Edge MSCI Intl Size Factor ETF	7/31/2019
iShares Trust	iShares Edge MSCI Intl Value Factor ETF	7/31/2019
iShares Trust	iShares Edge MSCI USA Momentum Factor ETF	7/31/2019
iShares Trust	iShares Edge MSCI USA Quality Factor ETF	7/31/2019
iShares Trust	iShares Edge MSCI USA Size Factor ETF	7/31/2019
A-2

iShares Trust	iShares Edge MSCI USA Value Factor ETF	7/31/2019
iShares Trust	iShares MSCI ACWI Low Carbon Target ETF	7/31/2019
iShares Trust	iShares MSCI All Country Asia ex Japan ETF	7/31/2019
iShares Trust	iShares MSCI China A ETF	7/31/2019
iShares Trust	iShares MSCI Europe Financials ETF	7/31/2019
iShares Trust	iShares MSCI Kokusai ETF	7/31/2019
iShares Trust	iShares MSCI Europe Small-Cap ETF	7/31/2019
iShares Trust	iShares Morningstar Multi-Asset Income ETF	7/31/2019
iShares Trust	iShares Currency Hedged MSCI United Kingdom ETF	8/31/2019
iShares Trust	iShares MSCI United Kingdom ETF	8/31/2019
iShares Trust	iShares MSCI United Kingdom Small-Cap ETF	8/31/2019
iShares Trust	iShares Edge U.S. Fixed Income Balanced Risk ETF	10/31/2019
iShares Trust	iShares iBonds Dec 2019 Term Corporate ETF	10/31/2019
iShares Trust	iShares iBonds Dec 2020 Term Corporate ETF	10/31/2019
iShares Trust	iShares iBonds Dec 2021 Term Corporate ETF	10/31/2019
iShares Trust	iShares iBonds Dec 2022 Term Corporate ETF	10/31/2019
iShares Trust	iShares iBonds Dec 2023 Term Corporate ETF	10/31/2019
iShares Trust	iShares iBonds Dec 2024 Term Corporate ETF	10/31/2019
iShares Trust	iShares iBonds Dec 2025 Term Corporate ETF	10/31/2019
iShares Trust	iShares iBonds Dec 2026 Term Corporate ETF	10/31/2019
iShares Trust	iShares iBonds Dec 2027 Term Corporate ETF	10/31/2019
iShares Trust	iShares iBonds Dec 2028 Term Corporate ETF	10/31/2019
iShares Trust	iShares iBonds Dec 2029 Term Corporate ETF	10/31/2019

A-3